SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 07 April, 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Update on Pension Review
7 April 2010

Bank of Ireland has been reviewing the Defined Benefits Pension Schemes to which the Bank and certain of its subsidiaries act as sponsor.  This review has also involved an extensive process of communication and consultation with the members of the schemes and other relevant stakeholders.

The objectives of this review have been to eliminate the IAS 19 deficits on the defined benefits schemes which totalled €1.6bn at 31 December 2009 whilst continuing to sponsor competitive pension arrangements and benefits and secure the future of the schemes.

Bank of Ireland has completed this review and a shared solution to addressing the deficit, involving the members of the schemes and the Bank and its subsidiaries as sponsors, has been developed. This shared solution has been accepted by the Bank and is supported by the principal Trade Union representing unionised staff in the Group, following its recommendation by an independent third party Chairman.

The proposals involve members agreeing to some changes to the schemes, primarily  involving future pension increases and how future salary increases qualify for pension which together would eliminate approximately 50% of the 31 December 2009 IAS 19 deficit.  If such proposals are agreed, the Bank and its subsidiaries will increase their cash contributions, above existing cash contributions, to the schemes so as to eliminate the 50% balance of the 31 December 2009 IAS 19 deficit over approximately 6 years.  These proposals would be income positive for the Group.

The process of communicating the outcome of this review to members has commenced today.

Ends.

For further information please contact:

Helen Nolan	Geraldine Deighan	Dan Loughrey
Group Secretary	Head of Group Investor Relations	Head of Group Communications
Tel: + 353 1 604 3400	Tel: + 353 1 604 3501	Tel: + 353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date:  07 April, 2010